Room 4561

May 30, 2006

Mr. Robert R. Kauffman
Chief Executive Officer
Alanco Technologies, Inc.
15575 North 83rd Street, Suite 3
Scottsdale, AZ 85260

> **Re:** **Alanco Technologies, Inc.**
> **Response letter dated May 9, 2006**
> **File No. 333-131140**
>
> **Form 10-KSB/A for the Fiscal Year Ended June 30, 2005**
> **Filed May 9, 2006**
> **File No. 000-09347**

Dear Mr. Kauffman:

We have reviewed your response letter dated May 9, 2006 and have the following additional comments. Please respond to our comments on your periodic filings within ten business days from the date of this letter. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended June 30, 2005

Audit Report, page 13

1.   We note that your auditors have dual-dated their audit report on your restated financial statements and that report does not appear to meet the requirements of AU 561.06. In this regard, the basic financial statements have been revised and the report has not been updated accordingly. Please revise the date that

encompasses the basic financial statements, remove the dual date and include an explanatory paragraph that indicates there has been a restatement. In addition, revise the columnar heading of your revised balance sheet to indicate that it was "restated."

Note 12. Shareholders' Equity, page 31

2.   We note that dividends on your preferred stock can be paid in-kind. Please tell us whether you have paid any dividends in kind and explain how you assessed the need to record a beneficial conversion feature related to any such issuances. As part of your response, indicate which date you use to determine whether any beneficial conversion feature existed and explain how you considered Issue 10 of EITF 00-27.

Certifications

3.   Please re-file your amended Form 10-KSB to include updated 302 and 906 certifications required by Rule 13a-14(a) and Rule 13a-14 (b) of the Exchange Act. Please see Section II.B.2 of Release No. 33-8124 for additional guidance.

Other

4.   We note that you restated your financial statements and did not make any disclosure under Item 4.02 of Form 8-K. We would expect that such a restatement would result in a disclosure obligation under Item 4.02. Please note that you cannot cure an Item 4.02 reporting deficiency in a 10-KSB. See Question 1 of the FAQ at: http://www.sec.gov/divisions/corpfin/form8kfaq.htm.

        You may contact Christine Davis, Staff Accountant, at (202) 551-3408 or Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 if you have any questions regarding these comments. You may call me at (202) 551-3489 if you have any other questions.

                                Sincerely,

                                Brad Skinner
                                Branch Chief – Accounting